Steel Technologies Inc.

2003 Annual Report

Strongly positioned in an attractive niche market between steel producers and end-product manufacturers, Steel Technologies is committed to technological innovation and a goal of providing the best products and service in processing flat-rolled steel. The Company specializes in meeting exact customer specifications of width, temper, finish, thickness and shape, processing flat-rolled steel to exceptionally close tolerances for customers in a variety of industries, including automotive, lawn and garden, consumer goods, appliances, agricultural, construction hardware, and business office equipment.

Technology driven, the Company uses the most advanced slitting, rolling, annealing, pickling, edging and blanking equipment in the industry to produce high-quality steel products. Over the past 32 years, the Company has experienced significant growth in its processes and capabilities, both through greenfield expansion and accretive acquisitions. Today, the Company's production facilities are strategically located near customers and suppliers to ensure efficient just-in-time delivery of products across the country. Steel Technologies operates 16 facilities located in Kentucky, Indiana, Missouri, Michigan, North Carolina, Ohio, South Carolina and Mexico, including its Mi-Tech Steel affiliate's facilities in Alabama, Indiana, Mississippi and Tennessee and its affiliate Ferrolux Metals of Wayne, Michigan.

Shares in Steel Technologies Inc. trade on the Nasdaq National Market under the symbol STTX. For more information about the Company, visit steeltechnologies.com on the World Wide Web.

Financial Highlights (in thousands except per share data and percentages)

	2003	2002	Change
For the Year Ending September 30,			
Sales	$ 512,704	$ 475,398	8%
Gross profit	44,924	59,635	-25
Equity in net income of unconsolidated affiliates	1,058	1,540	-31
Operating income	17,645	31,151	-43
Net income	9,152	15,794	-42
Diluted earnings per common share	0.92	1.60	-43
Cash dividends per common share	0.20	0.16	25
Weighted average number of common shares outstanding	9,899	9,886	0
At Year End			
Working capital	$ 101,798	$ 82,352	24%
Property, plant and equipment, net	106,615	102,560	4
Total assets	313,175	305,912	2
Long-term debt	94,680	74,900	26
Shareholders' equity	137,941	131,730	5
Shareholders' equity per common share	14.13	13.63	4
Shares outstanding	9,765	9,663	1

Fellow Shareholders:

At Steel Technologies, our people are committed to delivering superior value to our customers and shareholders, while never losing sight of our original goals – to safely deliver the highest quality products and provide the best services in our industry.

During 2003, we remained keenly focused on these goals as our people met industry and economic challenges with hard work and determination. The fiscal year began on a record pace that was curtailed midstream by the uncertainty of war and an ensuing economic slowdown across all market segments. This cycle again teamed with price pressure to create high-cost inventory – a condition that we worked diligently to rebalance throughout the year.

By the fourth quarter, we began to see signs of the much-awaited recovery. We closed the year with momentum and anticipation that our ongoing long-term strategies would pay rising dividends with the economic rebound. Although we expect supply-and-demand imbalances to persist through this era of consolidation, we feel confident that our Company's market alignment uniquely positions us as the value-added link in the supply chain.

BRADFORD T. RAY
CHAIRMAN AND CHIEF EXECUTIVE OFFICER



Financially

Sales for fiscal 2003 increased 8% to a record $512.7 million from $475.4 million in the previous year on the strength of higher average selling prices in the first half of the year. Shipments by Steel Technologies and our joint venture partners declined 2.5% to approximately 1.9 million tons. Still, this represented the second highest shipment level ever achieved by the Company.

Improved processing efficiencies and ongoing cost controls were not enough to offset reduced volume and lower value-added margins. As a result, our net income was down 42% from our record-setting fiscal 2002 results. Net income for fiscal 2003 was $9.2 million or $0.92 per diluted share compared with $15.8 million or $1.60 per diluted share in fiscal 2002.

In fiscal 2003, Steel Technologies took several steps to support our plans for continued growth and expansion. We expanded our unsecured credit facility from $125 million to $151 million and extended the maturity date to mid-2005. This allows us to complement our strategic growth with sufficient credit availability.

North American Operations

Steel Technologies' U.S. and Mexico operations posted a sales increase of 8% in 2003. Tons sold declined 2.5% as year-over-year average pricing rose 11%. Continued market share gains offset the soft economic realities as we continue to experience the benefits of customer trends to reduce suppliers and outsource non-core processes. We are expanding our sales with national accounts utilizing the leverage of our geographic presence and broad capabilities.

Our Mexico operations completed another successful year, posting strong sales and earnings. Our sales in Mexico increased 25% despite a weaker economy there. We are very pleased with the operating performance and the strength of an excellent management team. Our Mexico operation enjoys a leadership position in that growing steel processing market.

During 2003, we focused our capital projects throughout our North American operations on plant and capacity expansions, along with automation and process improvements. These strategic investments included a doubling of our blanking capacity in the U.S and Mexico and a doubling of overall capacity at our facilities in Berkeley, South Carolina, and Cleveland, Ohio.

In addition, we continued to make great strides in cost structure improvements while enhancing our service, quality and delivery performance. Utilizing these improved process systems, we will be able to absorb significant new growth.

On the acquisition front, we expanded our range of products and processes by completing the purchase of an idled cold-rolled strip facility in Ottawa, Ohio, for approximately $10 million. This operation broadens our capabilities into the high-end, value-added segments, complementing our existing cold-rolled strip facilities and enhancing the value we bring to the market.

The Ottawa acquisition was immediately accretive to earnings in 2003, and we expect it to make a significant contribution to our earnings in 2004. We are very pleased with the ramp-up and prospects for the high-end, cold-rolled strip products marketed from this facility.

Joint Venture Operations

Our Mi-Tech Steel joint venture experienced a challenging year, but by year-end we began to realize the benefits from a combination of growth in Japanese transplant and domestic markets processed through Mi-Tech Steel's Tennessee and Indiana operations. In addition, at mid-year, the joint venture restarted the previously idled steel processing facility in Decatur, Alabama.

Mi-Tech Steel's future looks even brighter as it experienced a successful start-up of a new steel processing facility in Canton, Mississippi, near the new, $1.5 billion Nissan North American auto production facility that opened in the spring of 2003. This new Mi-Tech Steel facility provides steel inspection, processing and complete inventory management services for various customers,



Right: *In 2003, Steel Technologies doubled its 100% hydrogen annealing capacity for heat treating value-added products.*

"We closed the year with *momentum* and anticipation that our ongoing long-term strategies would pay rising dividends with the economic rebound."



MICHAEL J. CARROLL
President and Chief Operating officer



Right: *Steel Technologies' 600,000-ton capacity, push-pull hydrochloric acid pickler cleans the steel surface for further processing.*

Right: *In 2003, Steel Technologies expanded its first-stage blanking capabilities in Kentucky and Mexico.*






Rear
Mill Direction
Right Cntr
Left Cntr
CLEAR

Right: *A broad array of cold-rolled strip products is produced on one of the Company's four reversing mills.*



"As market dynamics and customer needs change, *we will continue to transform* our business to build a better future for our company and our shareholders."



including Nissan suppliers. Demand has been so strong for additional products and services that we currently are in the process of expanding the capabilities of this facility. We anticipate increased contributions to earnings from Mi-Tech Steel in fiscal 2004.

Ferrolux Metals Company, LLC, our 49%-owned minority business enterprise, had a solid year and contributed positively to our earnings stream as it grew its customer base in servicing the exposed automotive steel processing markets.

Looking Ahead

With improving economic forecasts for 2004 and beyond, we anticipate continued market share and volume gains. Our broad geographic coverage and diverse capabilities, combined with our North American marketing approach, place us in a unique position between the steel producers and end users. Considering our strategic position in this niche, the outlook for double-digit volume growth seems very likely.

We will continue to plan for this growth with additional automation programs and plant expansions in fiscal 2004, leveraging the success we achieved last year to realize more productivity gains and increase the efficiency of our operations. At the same time, we intend to explore new opportunities, which complement or add increased value to our product offerings. We will seek accretive acquisition opportunities that fit our geographic or process strategies as another profitable avenue for building our business over the long term.

We believe Steel Technologies will reap improving returns and opportunities in the years to come because of our efforts over the last few years. We have continued to strengthen our management team and develop leadership throughout the Company. Furthermore, as market dynamics and customer needs change, we will continue to transform our business to build a better future for our company and our shareholders.

On behalf of our Board of Directors and our employees, thank you for your continued support of Steel Technologies.

Bradford T. Ray
Chairman and Chief Executive Officer

Michael J. Carroll
President and Chief Operating Officer

Selected Financial Data

(In thousands, except per share results)

Income Statement Data	2003	2002	2001	2000	1999
	Years Ended September 30				
Sales	$ 512,704	$ 475,398	$ 436,655	$ 469,632	$418,159
Cost of goods sold	467,780	415,763	388,363	418,680	361,192
Gross profit	44,924	59,635	48,292	50,952	56,967
Selling, general and administrative expenses	28,337	30,024	29,535	28,251	26,108
Equity in net income (loss) of unconsolidated affiliates [1]	1,058	1,540	(6,832)	898	1,095
Operating income	17,645	31,151	11,925	23,599	31,954
Income before income taxes	13,292	25,465	5,497	16,177	25,233
Net income	9,152	15,794	764	10,212	15,572
Diluted earnings per common share	$ 0.92	$ 1.60	$ 0.07	$ 0.94	$ 1.38
Diluted weighted average number of common shares outstanding	9,899	9,886	10,308	10,857	11,256
Basic earnings per common share	$ 0.94	$ 1.62	$ .07	$ 0.94	$ 1.39
Basic weighted average number of common shares outstanding	9,748	9,762	10,267	10,818	11,230
Cash dividends per common share	$ 0.20	$ 0.16	$ 0.12	$ 0.12	$ 0.11

Balance Sheet Data	2003	2002	2001	2000	1999
	Years Ended September 30				
Working capital	$ 101,798	$ 82,352	$ 80,427	$ 97,428	$ 89,418
Total assets	313,175	305,912	289,103	315,389	289,105
Long-term debt	94,680	74,900	89,110	115,394	90,209
Shareholders' equity	137,941	131,730	124,985	127,032	124,439

Other Data	2003	2002	2001	2000	1999
	Years Ended September 30				
Capital expenditures, including acquisitions and investments in and advances to unconsolidated affiliates	$ 26,462	$ 7,128	$ 11,033	$ 32,010	$ 18,304
Shareholders' equity per common share	14.13	13.63	12.23	12.14	11.17
Depreciation and amortization	13,878	15,108	15,351	13,929	12,852

[1] 2001 includes $7.5 million impairment charge (see Note 5 of the Company's Notes to Consolidated Financial Statements)

Selected Quarterly Financial Data

(In thousands, except per share results)

Fiscal Year 2003	First	Second	Third	Fourth
Sales	$ 126,009	$ 130,140	$ 129,603	$ 126,952
Gross profit	13,770	11,161	9,235	10,758
Net income	3,790	1,992	972	2,398
Diluted earnings per common share	$ 0.38	$ 0.20	$ 0.10	$ 0.24
Basic earnings per common share	$ 0.39	$ 0.20	$ 0.10	$ 0.25

Fiscal Year 2002	First	Second	Third	Fourth
Sales	$ 101,576	$ 114,703	$ 128,037	$ 131,082
Gross profit	10,903	13,315	16,236	19,181
Net income	1,864	2,852	4,968	6,110
Diluted earnings per common share	$ 0.18	$ 0.29	$ 0.51	$ 0.62
Basic earnings per common share	$ 0.18	$ 0.29	$ 0.52	$ 0.64

Market Price and Dividend Information

The Company's common stock trades on The Nasdaq Stock Market under the symbol STTX. At October 31, 2003, there were approximately 428 shareholders of record. The Company's current dividend policy provides for semiannual payments of cash dividends. The following table shows cash dividends and high, low and closing prices for the common stock for each quarter of fiscal 2003 and 2002. Nasdaq National Market System quotations are based on actual transactions.

	Stock Price			
Fiscal Year 2003	High	Low	Close	Dividends
First Quarter	$ 23.25	$ 15.01	$ 16.96	$ 0.10
Second Quarter	$ 19.45	$ 8.50	$ 8.96	
Third Quarter	$ 11.50	$ 8.75	$ 10.11	$ 0.10
Fourth Quarter	$ 13.00	$ 9.53	$ 12.47	

	Stock Price			
Fiscal Year 2002	High	Low	Close	Dividends
First Quarter	$ 9.25	$ 7.25	$ 9.08	$ 0.08
Second Quarter	$ 9.15	$ 7.89	$ 8.53	
Third Quarter	$ 13.60	$ 8.40	$ 13.18	$ 0.08
Fourth Quarter	$ 19.05	$ 9.60	$ 16.96	

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used in the following discussion, the word "expects" and other similar expressions are intended to identify forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specific risks and uncertainties include, but are not limited to, general business and economic conditions; cyclicality of demand in the steel industry, specifically in the automotive market; work stoppages; risk of business interruptions affecting automotive manufacturers; competitive factors such as pricing and availability of steel; reliance on key customers; and potential equipment malfunctions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof.

Application of Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, the Company monitors and evaluates its estimates and assumptions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and the consolidated financial statements of Mi-Tech Steel, Inc. (Mi-Tech Steel), a 50% owned unconsolidated affiliate of the Company:

Allowance for Doubtful Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of the ability to make payments, additional allowances may be required.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset's carrying value to determine if a write-down to market value or undiscounted cash flows value is required. Future changes in circumstances, cash flow estimates and estimates of fair value could affect the valuations.

Goodwill is reviewed annually for impairment using the present value technique to determine the estimated fair value of goodwill associated with each reporting entity. Considerable management judgment is necessary to assess impairment and estimate fair value. The assumptions used in our evaluations, such as forecasted growth rates, cost of capital, tax rates and residual values, are consistent with our internal projections and operating plans.

Results of Operations – Fiscal 2003 Compared to Fiscal 2002

Steel Technologies posted sales of $512,704,000 in fiscal 2003, an increase of 8% from 2002 sales of $475,398,000. Tons shipped of Company-owned steel products in fiscal 2003 decreased approximately 3% compared to fiscal 2002 while the average selling price of Company-owned steel products for the year increased approximately 11% from the previous year.

The Company focuses significant resources on the automotive industry and generates a major portion of business from selling manufacturing component parts to the automotive industry. Year-to-date production levels in the North American automotive industry over the Company's 2003 fiscal year decreased 3% as compared to fiscal 2002, which has adversely impacted the Company's sales. The Company attempts to increase market share utilizing its network of resources by developing a substantial amount of new business with both existing and new customers.

The gross profit margin was 8.8% in 2003 compared to 12.5% in 2002. The decrease in gross profit margin is a result of higher priced inventory acquired in the first half of fiscal 2003 which was not fully offset by price increases to customers, and lower volume spread over certain fixed manufacturing expenses which adversely impacted production cost efficiencies. The Company expects average raw material costs in fiscal 2004 to increase slightly from fiscal 2003. Should raw material costs increase significantly and not be offset by corresponding price increases, gross margins could be negatively impacted. In general, production cost efficiencies and product mix improvements may positively impact gross margins.

Selling, general and administrative costs decreased approximately 5.6% in fiscal 2003 primarily as a result of the reduction of goodwill amortization as a result of adopting FAS 142 (see Note 6 of the Company's Notes to Consolidated Financial Statements) and the continued efforts by the Company to manage the level at which selling, general and administrative costs are added to its cost structure. These decreases were offset by an increase in bad debt expense resulting from the bankruptcy of a significant customer. Selling, general and administrative costs were 5.5% and 6.3% of sales in 2003 and 2002, respectively.

The Company's share of income of its unconsolidated affiliates was $1,058,000 in 2003 and $1,540,000 in 2002. Mi-Tech Steel's earnings have declined as a result of higher priced inventory which was not fully offset by price increases to customers, lower operating levels and pre-operation expenses incurred in connection with its Canton, Mississippi and Decatur, Alabama steel processing operations.

Net interest expense decreased to $4,722,000 in 2003 from $4,872,000 in 2002. The decrease is primarily the result of lower interest rates on the Company's variable rate debt in fiscal 2003 as compared to fiscal 2002 offset by higher average borrowings during fiscal 2003.

In fiscal 2003, the Company recorded a $369,000 pre-tax gain on disposals/writeoffs of property, plant and equipment primarily from the sale of its Elkton, Maryland facility. In fiscal 2002, the Company recorded a loss on disposals/writeoffs of property, plant and equipment of $814,000 as a result of equipment improvements and upgrades.

The Company's effective income tax rate was approximately 31.1% in 2003. During fiscal 2003, the Company recorded an income tax benefit attributable to state and foreign income tax apportionment that was more favorable than originally estimated and recognized a non-recurring state income tax benefit. These items decreased the effective income tax by 3.8% in fiscal 2003.

The Company's effective income tax rate was approximately 38.0% in 2002. Non-deductible goodwill amortization expense of approximately $733,000 recorded during fiscal 2002 (see Note 6 of the Company's Notes to Consolidated Financial Statements) increased the effective tax rate by 1.1% in fiscal 2002.

Results of Operations – Fiscal 2002 Compared to Fiscal 2001

Steel Technologies posted sales of $475,398,000 in fiscal 2002, an increase of 9% from 2001 sales of $436,655,000. Tons shipped of Company-owned steel products in fiscal 2002 increased approximately 13% compared to fiscal 2001 while the average selling price of Company-owned steel products for the year decreased approximately 4% from the previous year.

The gross profit margin was 12.5% in 2002 compared to 11.1% in 2001. The increase is attributable to higher sales volume spread over certain fixed manufacturing expenses, operating efficiencies and improved productivity as a result of equipment improvements and upgrades at several facilities in recent years.

Selling, general and administrative costs increased approximately 1.7% in fiscal 2002 primarily as a result of higher sales volume and the write-off of unamortized loan costs relating to two industrial revenue bonds issued in Maryland and Missouri that were retired before their scheduled maturity. Selling, general and administrative costs were 6.3% and 6.8% of sales in 2002 and 2001, respectively.

The Company's share of income (loss) of its unconsolidated affiliates was $1,540,000 in 2002 and ($6,832,000) in 2001. The results in 2002 include improved results from Mi-Tech Steel primarily as a result of closing its Decatur, Alabama facility in March 2001 and the Company's share of income from Ferrolux Metals Co., LLC (Ferrolux) a 49%

owned unconsolidated affiliate acquired in September 2001. The results in 2001 include the Company's share of approximately $7.5 million of asset impairment charges recorded during the second fiscal quarter of 2001 relating to its unconsolidated affiliates (see Note 5 of the Company's Notes to Consolidated Financial Statements).

Net interest expense decreased to $4,872,000 in 2002 from $6,346,000 in 2001. The decrease is primarily the result of lower average borrowings and declining interest rates experienced by the Company on its variable rate debt in fiscal 2002.

Loss on disposals/writeoffs of property, plant and equipment increased from $82,000 in 2001 to $814,000 in 2002 as a result of recent equipment improvements and upgrades.

The Company's effective income tax rate was approximately 38.0% in 2002 compared to 86.1% in 2001. The decrease is primarily attributable to the asset impairment charges included in equity in net income (loss) of unconsolidated affiliates during the second quarter of fiscal 2001 and the related tax benefit of approximately $500,000. The asset impairment charges increased the effective income tax rate by 45.8% in fiscal 2001.

Liquidity and Capital Resources

At September 30, 2003, Steel Technologies had $101,798,000 of working capital, maintained a current ratio of 2.55:1 and had total debt at 42% of total capitalization. The Company continues to manage the levels of accounts receivable, inventories and other working capital items in relation to the trends in sales and overall market. During fiscal 2003, the Company decreased inventory levels. However, the Company improved payment days to its suppliers which was financed primarily through borrowings on the Company's line of credit facility. These factors, along with non-cash charges for depreciation contributed to $6,102,000 of cash provided by operations in 2003 compared to $26,693,000 in 2002.

Capital expenditures for 2003 totaled $14,637,000. The major expenditures were certain productivity and capacity improvement projects. Steel Technologies continues to expand production capacity to serve the growing needs of customers and invest in automation to improve productivity and make its operations more efficient. For fiscal 2004, the capital additions to all facilities are expected to approximate $14,000,000.

On March 7, 2003 the Company completed the purchase of certain assets from Cold Metal Products, Inc. (Cold Metal Products) as approved by the U.S. Bankruptcy Court in Youngstown, Ohio. The purchase price consisted of approximately $9,825,000 and the assumption of approximately $20,000 of liabilities. The assets purchased included land, building and certain steel processing equipment at the Ottawa, Ohio facility, certain equipment located in Indianapolis, Indiana, and selected inventory and accounts receivable. The Company financed the acquisition with its existing credit facility.

Steel Technologies maintains an equity investment of approximately $18,244,000 in its 90%-owned Mexican subsidiary. Additional investments in the Company's Mexican operations, if required, would be financed with available funds from the Company's bank line of credit.

The translation of the financial statements of the Company's Mexican subsidiary from local currencies to the U.S. dollar subjects the Company to exposure relating to fluctuating exchange rates. However, this exposure is mitigated somewhat by a large percentage of transactions denominated in the U.S. dollar. Management does not consider its exposure to exchange rate risks to be material and considers the Mexican peso a relatively stable currency. The Company does not typically manage its related foreign currency exchange rate risk through the use of financial instruments. Foreign currency transaction gains (losses) included in sales were $353,000, $371,000 and ($256,000) during 2003, 2002 and 2001, respectively.

The Company maintains a 50% equity investment in Mi-Tech Steel and a 49% equity investment in Ferrolux Metals Co., LLC. Pursuant to an agreement, the Company loaned Mi-Tech Steel $2,000,000 on September 30, 2003. The loan is subordinate to all existing Mi-Tech Steel loans and matures September 30, 2006. Interest is paid at maturity at a LIBOR based interest rate. Additional equity contributions to the Company's unconsolidated affiliates are not expected for the foreseeable future, but, if required, would be financed with available funds from the Company's bank line of credit.

An increase in borrowings, primarily to acquire Cold Metal Products and improve payment days to suppliers in 2003 contributed to cash provided by (used in) financing activities of $18,527,000 in 2003 compared to ($21,639,000) in 2002.

The Company has a $151,000,000 line of credit agreement expiring on August 31, 2005, with various variable options on the interest rate, none of which are greater than the bank's prime rate. At September 30, 2003 and 2002, there was $89,000,000 and $63,500,000, respectively, outstanding on the credit facility.

The Company has approximately $11,400,000 outstanding at September 30, 2003 on the ten-year note which requires annual principal payments of $5,720,000 in March 2004 and $5,680,000 in March 2005. During 2003, the Company borrowed $58,500,000 on its line of credit facility and repaid $38,759,000 on its line of credit facility and ten-year note.

Provisions contained in the Company's various debt agreements require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit the addition of substantial debt. The Company's line of credit agreement and private placement note contain cross-default provisions with respect to the line of credit agreement and private placement note. The Company is in compliance with all of its loan covenants, and none of these covenants would restrict the completion of currently planned capital expenditures or acquisitions.

Cash flows from operations and available borrowing capabilities are expected to meet the needs of the Company throughout fiscal 2004. Any additional funds will be used for growth, including strategic acquisitions, investment in unconsolidated affiliates, construction of new plant capacity, and investment in production and processing capabilities. The form of such financing may vary depending upon the prevailing market and related conditions, and may include short or long-term borrowings or the issuance of debt or equity securities. Operating cash flows are somewhat influenced by cyclicality of demand in the steel industry, especially in the automotive market.

The following table summarizes the annual payments of outstanding debt and non-cancelable operating leases required as of September 30, 2003.

Payments Due By Period

(in thousands of dollars)	2004	2005	2006	2007	2008	After 2008	Total
Debt	$ 5,720	$ 94,680	$ –	$ –	$ –	$ –	$ 100,400
Operating leases	$ 737	$ 661	$ 515	$ 430	$ 295	$ 115	$ 2,753

In June 2002, the Company entered into a contract to purchase electricity through February 2004 to meet its needs for its Canton, Michigan facility. During 2003, the Company entered into a contract to purchase electricity through March 2006 to meet its needs for its Ottawa, Ohio facility. However, there is no minimum energy consumption required during the term of the contract.

At this time, the Company has no other known material obligations, commitments or demands that must be met beyond the next twelve months.

Steel Technologies believes all manufacturing facilities are in compliance with applicable federal and state environmental regulations. The Company is not presently aware of any fact or circumstance, which would require the expenditure of material amounts for environmental compliance.

Related Party Transactions

The Company has various transactions with Mi-Tech Steel (see Note 5 of the Company's Notes to Consolidated Financial Statements).

The Company has recorded sales of $6,936,000, $4,674,000 and $3,629,000 in 2003, 2002 and 2001, respectively and accounts receivable of $1,337,000 and $1,029,000 as of September 30, 2003 and 2002, respectively, for products sold to a company owned by certain officers and directors of the Company. The Company believes these transactions are in the best interests of the Company and the terms and conditions of these transactions are in the aggregate not materially more favorable or unfavorable to the Company than would be obtained on an arm's length basis from unaffiliated parties. See also information contained under "Certain Transactions" included in the Company's 2004 Proxy Statement.

During 2002, the Company repurchased 600,000 shares of its common stock from its founding chairman for $6,000,000.

Impact of Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 121 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company adopted SFAS No. 144 on October 1, 2002 and the adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs under a one-time benefit arrangement rather than an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The Company adopted the provisions of SFAS No. 146 during the quarter ended March 31, 2003 and the adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," (FIN 45). FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 requires disclosure about each guarantee even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the recognition provision of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" (FIN 46). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting right (variable interest entities, or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). The provisions of FIN 46, as amended by FASB Staff Position 46-6, "Effective Date of FIN 46," are effective immediately for VIEs created after January 31, 2003 and no later than December 31, 2003 for VIEs created before February 1, 2003. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosure in filings issued after January 31, 2003. The Company is in the process of evaluating the effect of FIN 46 and has not determined whether its adoption will have a material impact on our financial position, results of operations or cash flows.

The FASB also recently issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Standard requires that certain freestanding financial instruments be classified as liabilities, including mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The provisions of SFAS No. 150 relating to certain mandatorily redeemable noncontrolling interests, as amended by FASB Staff Position 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS No. 150," have been deferred indefinitely. The provisions of SFAS No. 150 are effective immediately for all other financial instruments. The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

Consolidated Balance Sheets

(In thousands, except shares)

	September 30 2003	September 30 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 2,758	$ 2,127
Trade accounts receivable, less allowance for doubtful accounts: $1,808 in 2003 and $1,496 in 2002	74,595	72,658
Inventories	84,301	87,741
Deferred income taxes	1,198	1,980
Prepaid expenses and other assets	4,628	2,789
Total current assets	167,480	167,295
Property, plant and equipment (at cost), net of accumulated depreciation	106,615	102,560
Investments in and advances to unconsolidated affiliates	19,604	16,590
Goodwill	18,148	18,148
Other assets	1,328	1,319
	$ 313,175	$ 305,912
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 49,609	$ 65,446
Accrued liabilities	10,353	11,580
Income taxes payable	–	2,158
Long-term debt due within one year	5,720	5,759
Total current liabilities	65,682	84,943
Long-term debt	94,680	74,900
Deferred income taxes	14,872	14,339
Total liabilities	175,234	174,182
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 500,000 shares authorized; none issued or outstanding	–	–
Common stock, no par value; 50,000,000 shares authorized; issued and outstanding shares: 9,765,409 in 2003 and 9,663,468 in 2002	20,371	18,733
Treasury stock at cost: 2,574,000 in 2003 and 2,519,000 in 2002	(23,169)	(22,090)
Additional paid-in capital	5,098	4,909
Retained earnings	141,073	133,869
Accumulated other comprehensive loss	(5,432)	(3,691)
Total shareholders' equity	137,941	131,730
	$ 313,175	$ 305,912

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share results)

	For the Years Ended September 30		
	2003	2002	2001
Sales	$ 512,704	$ 475,398	$ 436,655
Cost of goods sold	467,780	415,763	388,363
Gross profit	44,924	59,635	48,292
Selling, general and administrative expenses	28,337	30,024	29,535
Equity in net income (loss) of unconsolidated affiliates (including impairment charge of $7.5 million in 2001)	1,058	1,540	(6,832)
Operating income	17,645	31,151	11,925
Interest expense, net	4,722	4,872	6,346
(Gain) loss on disposals/writeoffs of property, plant and equipment	(369)	814	82
Income before income taxes	13,292	25,465	5,497
Provision for income taxes	4,140	9,671	4,733
Net income	$ 9,152	$ 15,794	$ 764
Weighted average number of common shares outstanding-diluted	9,899	9,886	10,308
Diluted earnings per common share	$ 0.92	$ 1.60	$ 0.07
Weighted average number of common shares outstanding-basic	9,748	9,762	10,267
Basic earnings per common share	$ 0.94	$ 1.62	$ 0.07

Consolidated Statements of Comprehensive Income

(In thousands)

	For the Years Ended September 30		
	2003	2002	2001
Net income	$ 9,152	$ 15,794	$ 764
Foreign currency translation adjustment	(2,201)	(1,714)	121
Change in unrealized loss on cash flow hedges, net of tax expense (benefit) of $287 in 2003, ($153) in 2002 and ($227) in 2001	460	(256)	(364)
Comprehensive income	$ 7,411	$ 13,824	$ 521

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per share amounts)

	For the Years Ended September 30, 2003, 2002 and 2001							
	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount				
Balances, September 30, 2000	10,460	$ 17,287	1,570	$ (13,811)	$ 4,909	$ 120,125	$ (1,478)	$ 127,032
Net income						764		764
Net issuance of common stock under incentive stock option plan	10	61						61
Repurchase of common stock under stock repurchase program	(253)		253	(1,392)				(1,392)
Cash dividends on common stock ($.12 per share)						(1,237)		(1,237)
Foreign currency translation							121	121
Change in unrealized loss on cash flow hedges, net of tax							(364)	(364)
Balances, September 30, 2001	10,217	17,348	1,823	(15,203)	4,909	119,652	(1,721)	124,985
Net income						15,794		15,794
Net issuance of common stock under incentive stock option plan	123	1,385	19	(295)				1,090
Repurchase of common stock under stock repurchase program	(677)		677	(6,592)				(6,592)
Cash dividends on common stock ($.16 per share)						(1,577)		(1,577)
Foreign currency translation							(1,714)	(1,714)
Change in unrealized loss on cash flow hedges, net of tax							(256)	(256)
Balances, September 30, 2002	9,663	18,733	2,519	(22,090)	4,909	133,869	(3,691)	131,730
Net income						9,152		9,152
Net issuance of common stock under incentive stock option plan	102	1,638	55	(1,079)				559
Tax effect of options exercised – disqualifying dispositions					189			189
Cash dividends on common stock ($.20 per share)						(1,948)		(1,948)
Foreign currency translation							(2,201)	(2,201)
Change in unrealized loss on cash flow hedges, net of tax							460	460
Balances, September 30, 2003	9,765	$ 20,371	2,574	$ (23,169)	$ 5,098	$ 141,073	$ (5,432)	$ 137,941

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended September 30		
	2003	2002	2001
Cash Flows From Operating Activities:			
Net income	$ 9,152	$ 15,794	$ 764
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	13,878	14,375	14,620
Amortization	–	733	731
Deferred income taxes	1,315	1,252	(995)
Equity in net (income) loss of unconsolidated affiliates	(1,058)	(1,540)	6,832
(Gain) loss on disposals/writeoffs of property plant and equipment	(369)	814	82
Increase (decrease) in cash resulting from changes in:			
Trade accounts receivable	(948)	(8,891)	2,428
Inventories	3,608	(21,518)	12,981
Prepaid expenses and other assets	(1,805)	(1,094)	(665)
Accounts payable	(15,193)	22,779	(1,544)
Accrued liabilities	(2,478)	3,989	2,313
Net cash provided by operating activities	6,102	26,693	37,547
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	(14,637)	(7,132)	(9,830)
Proceeds from sale of property, plant and equipment	2,603	865	977
Acquisition	(9,825)	–	–
Distributions from unconsolidated affiliate	45	73	–
Investment in and advances to unconsolidated affiliates	(2,000)	4	(1,203)
Net cash used in investing activities	(23,814)	(6,190)	(10,056)
Cash Flows From Financing Activities:			
Proceeds from long-term debt	58,500	24,000	70,000
Principal payments on long-term debt	(38,759)	(38,735)	(96,249)
Cash dividends on common stock	(1,948)	(1,577)	(1,237)
Repurchase of common stock	(1,079)	(6,887)	(1,392)
Net issuance of common stock under stock option plans	1,638	1,385	61
Other	175	175	175
Net cash provided by (used in) financing activities	18,527	(21,639)	(28,642)
Effect of exchange rate changes on cash	(184)	(117)	62
Net increase (decrease) in cash and cash equivalents	631	(1,253)	(1,089)
Cash and cash equivalents, beginning of year	2,127	3,380	4,469
Cash and cash equivalents, end of year	$ 2,758	$ 2,127	$ 3,380
Supplemental Cash Flow Disclosures:			
Cash payments for interest	$ 4,878	$ 5,162	$ 7,232
Cash payments for taxes	$ 5,636	$ 6,219	$ 3,955
Supplemental Schedule of Noncash Investing and Financing Activities:			
Fair value of assets acquired	$ 9,845	$ –	$ –
Liabilities assumed	20	–	–
Net cash paid	$ 9,825	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Description of the Business: Steel Technologies Inc. is an intermediate steel processor engaged in the business of processing flat rolled steel to specified thickness, width, temper and finish requirements for customers' manufacturing processes. A majority of its sales are to industrial customers in North America, manufacturing component parts for use in the automotive industry. Steel Technologies Inc. operates in one reportable segment.

Principles of Consolidation: The consolidated financial statements include the accounts of Steel Technologies Inc. and its majority-owned subsidiaries (the Company). The Company's investments in unconsolidated affiliates are accounted for by the equity method based on the percentage of common ownership and control. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value due to the short-term maturity of the securities.

Allowance for Doubtful Accounts Receivable: The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of the ability to make payments, additional allowances may be required.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for all inventories.

Depreciation and Amortization: Depreciation is computed using the straight-line method with the following estimated useful lives:

Buildings and improvements	10-25 years
Machinery and equipment	3-12 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in results of operations. Maintenance and repairs are expensed in the year incurred. The Company capitalizes interest costs as part of the cost of constructing major facilities. Interest costs of $167,000, $80,000 and $285,000 were capitalized in 2003, 2002 and 2001, respectively.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired through acquisitions accounted for using the purchase method of accounting. Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets" and ceased amortization of goodwill (see Note 6).

In the event that facts and circumstances indicate that the carrying value of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset's carrying value to determine if a write-down to market value or discounted cash flow value is required.

Revenue Recognition: The Company recognizes revenue when the customer takes title to goods shipped and risk of loss passes to the customer.

Stock-Based Compensation: At September 30, 2003, the Company had stock-based compensation plans which are described more fully in Note 13. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation –Transition and Disclosure," the Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans under the intrinsic value based method. Accordingly, no stock-based compensation expense has been recognized for stock options issued under the plans as all stock options granted under the plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per share would have been impacted as follows (in thousands except per share data):

	For the Years Ended September 30		
(In thousands, except per share results)	2003	2002	2001
Net income - as reported	$ 9,152	$ 15,794	$ 764
Total stock-based employee compensation expense (benefit) determined under fair value based method for all awards, net of taxes	160	(10)	305
Net income - pro forma	$ 8,992	$ 15,804	$ 459
Diluted net income per share - as reported	$ 0.92	$ 1.60	$ 0.07
Diluted net income per share - pro forma	$ 0.91	$ 1.60	$ 0.04
Basic net income per share - as reported	$ 0.94	$ 1.62	$ 0.07
Basic net income per share - pro forma	$ 0.92	$ 1.62	$ 0.04

Earnings Per Common Share: Earnings per share for all periods presented have been calculated and presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Foreign Currency Translation: The Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of the Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange, and revenues and expenses are translated at average rates of exchange in effect during the period. Resulting translation adjustments are reported as a component of comprehensive income. Foreign currency transaction gains (losses) are included in sales when incurred and were $353,000, $371,000 and ($256,000) for the fiscal years ending 2003, 2002 and 2001, respectively.

Comprehensive Loss: Accumulated other comprehensive loss consists of the following:

	September 30	
(In thousands)	2003	2002
Cumulative translation adjustment	$ 5,272	$ 3,071
Unrealized loss on cash flow hedges, net of tax	160	620
	$ 5,432	$ 3,691

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation with no effect on net income or shareholders' equity.

2. Acquisitions:

On March 7, 2003 the Company completed the purchase of certain assets from Cold Metal Products, Inc. (Cold Metal Products) as approved by the U.S. Bankruptcy Court in Youngstown, Ohio. The purchase price consisted of approximately $9,825,000 and the assumption of approximately $20,000 of liabilities. The assets purchased included land, building and certain steel processing equipment at the Ottawa, Ohio facility, certain equipment located in Indianapolis, Indiana and selected inventory and accounts receivable. The Company financed the acquisition with its existing credit facility.

The acquisition has been recorded under the purchase method of accounting, with the operating results being included in the Company's consolidated financial statements since the date of acquisition. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the assets of Cold Metal Products had occurred at the beginning of the corresponding period.

(In thousands, except per share data)	Years Ended September 30		
(Unaudited)	2003	2002	2001
Sales	$ 524,368	$ 512,867	$ 474,217
Net income	$ 9,039	$ 16,233	$ 3,023
Diluted net income per share	$ 0.91	$ 1.64	$ 0.29
Basic net income per share	$ 0.93	$ 1.66	$ 0.29

This unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of future operating results.

3. Inventories:

Inventories consist of:

	September 30	
(In thousands)	2003	2002
Raw materials	$ 58,204	$ 66,535
Finished goods and work in process	26,097	21,206
	$ 84,301	$ 87,741

4. Property, Plant and Equipment:

Property, plant and equipment and related accumulated depreciation at September 30, 2003 and 2002 consist of the following:

(In thousands)	September 30 2003	September 30 2002
Land and improvements	$ 5,953	$ 4,026
Buildings and improvements	60,732	59,717
Machinery and equipment	141,104	134,199
Construction in progress	10,517	3,142
Assets held for sale	200	1,854
	218,506	202,938
Less accumulated depreciation	111,891	100,378
	$ 106,615	$ 102,560

5. Investments in and Advances to Unconsolidated Affiliates:

Mi-Tech Steel owns and operates four high-volume steel slitting facilities to serve Japanese and domestic automotive and appliance parts manufacturers in the United States. Summarized condensed financial information of Mi-Tech Steel, a fifty percent owned company accounted for by the equity method follows:

BALANCE SHEETS (In thousands)	September 30 2003	September 30 2002
Assets :		
Current assets	$ 54,247	$ 51,374
Other assets	31,796	27,660
Liabilities:		
Current liabilities	31,610	$ 48,573
Long-term liabilities	22,390	–

STATEMENT OF OPERATIONS (In thousands)	For the Years Ended September 30 2003	2002	2001
Net Sales	$ 142,559	$ 141,323	$ 137,336
Net Income (Loss)	$ 1,581	$ 2,614	$ (11,559)

The Company's equity in undistributed net income of Mi-Tech Steel was $6,421,000 and $5,631,000 at September 30, 2003 and 2002, respectively. Pursuant to an agreement, the Company loaned Mi-Tech Steel $2,000,000 on September 30, 2003. The loan is subordinate to all existing Mi-Tech Steel loans and matures September 30, 2006. Interest is paid at maturity at a LIBOR based interest rate.

In March 2001, Mi-Tech Steel discontinued its Decatur, Alabama operation. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," Mi-Tech Steel recorded an impairment charge associated with this facility based on its estimates of fair value. In addition, Mi-Tech wrote down its minority investment in San Diego Coil Center in March 2001 when it determined that operation was not able to sustain an earnings capacity that justified the carrying amount of its investment. The Company's share of Mi-Tech Steel's impairment charges recorded during the second quarter of fiscal 2001 was approximately $6.5 million.

In April 2003, Mi-Tech Steel restarted its slitting operations in Decatur and is being reimbursed for operating costs by Steel Technologies Inc. and Mi-Tech Steel's other owner. Mi-Tech Steel is pursuing alternatives to sell its pickling equipment and facility in Decatur.

The Company has various transactions with Mi-Tech Steel. The Company has recorded sales of $1,931,000, $2,767,000 and $2,579,000 in 2003, 2002 and 2001, respectively and accounts receivable of $53,000 and $209,000 as of September 30, 2003 and 2002, respectively for products and services sold at prevailing market prices to Mi-Tech Steel. The Company has also purchased equipment from Mi-Tech Steel during 2002 for $975,000. Included in operating income of the Company are management fees, Decatur operating expense reimbursement and equity from the net income (losses) of Mi-Tech Steel totaling $1,131,000, $2,003,000 and ($5,084,000) in 2003, 2002 and 2001, respectively.

During the second quarter of fiscal 2001, the Company determined that Processing Technology Inc. (PTI), an unconsolidated affiliate accounted for by the cost method, was not able to sustain an earnings capacity which justified the carrying amount of its investment due to the deteriorating financial condition of PTI and its principal customer. Accordingly, the Company wrote off its approximate $1 million investment in PTI in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." In 2002, PTI filed a Certificate of Dissolution with its state of incorporation.

In September 2001, the Company purchased 49% of Ferrolux Metals Co., LLC (Ferrolux) from Ferragon Corporation. Ferrolux operates a facility in Wayne, Michigan as a steel processor specializing in exposed automotive products. The Ferrolux affiliate is accounted for by the equity method of accounting.

6. Goodwill:

The Company adopted Statement of Financial Accounting Standard No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets" effective October 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but is tested for impairment annually using a fair-value based approach. During the quarter ended December 31, 2002, the Company performed the initial impairment test of goodwill and no impairments were indicated. The annual impairment test was performed during the fourth quarter of fiscal 2003 and no impairments were indicated.

The following table adjusts reported net income and earnings per share for the years ended September 30, 2002 and 2001 to exclude amortization of goodwill.

	September 30		
(In thousands, except per share data)	2003	2002	2001
Net income as reported	$ 9,152	$ 15,794	$ 764
Add back amortization of goodwill	–	733	731
Adjusted net income	$ 9,152	$ 16,527	$ 1,495
Earnings per common share as reported – diluted	$ 0.92	$ 1.60	$ 0.07
Add back amortization of goodwill	–	0.07	0.07
Adjusted earnings per common share – diluted	$ 0.92	$ 1.67	$ 0.14
Earnings per common share as reported – basic	$ 0.94	$ 1.62	$ 0.07
Add back amortization of goodwill	–	0.07	0.07
Adjusted earnings per common share – basic	$ 0.94	$ 1.69	$ 0.14

7. Long-term Debt:

Long-term debt consists of the following:

	September 30	
(In thousands)	2003	2002
Notes payable to bank, unsecured under current line of credit; interest rates at September 30, 2003 and 2002 ranged from 2.79% to 4.00% and 3.43% to 4.75%, respectively	$ 89,000	$ 63,500
Notes payable, unsecured, interest due monthly at 8.52%	11,400	17,120
Other	–	39
	100,400	80,659
Less amount due within one year	5,720	5,759
	$ 94,680	$ 74,900

During 2003, the Company reached an agreement with its bank group to increase availability under its unsecured line of credit from $125,000,000 to $151,000,000 and extend the maturity date to August 31, 2005. Interest on the line of credit in paid with various variable options on the interest rate, none of which are greater than the bank's prime. The Company has elected to use both the LIBOR based interest rate and the prime interest rate on its outstanding borrowings under the agreement. At September 30, 2003, there was $89,000,000 outstanding on the credit facility.

In April 1995, the Company entered into a $40,000,000 private placement note. The Company has approximately $11,400,000 outstanding at September 30, 2003 on the ten-year note which requires annual principal payments of $5,720,000 in March 2004 and $5,680,000 in March 2005.

The aggregate amounts of all long-term debt to be repaid for the years following September 30, 2003, are: 2004, $5,720,000; 2005, $94,680,000. Provisions contained in the Company's various debt agreements require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit the addition of substantial debt. The Company estimates that the fair value of fixed interest debt instruments approximates $11,887,000 at September 30, 2003. The fair value of the Company's debt is estimated based on quoted market rates or current rates offered to the Company on comparable remaining maturities.

8. Financial Instruments:

In order to mitigate a portion of the market risk on its variable rate debt, the Company entered into two separate interest rate swap contracts with major financial institutions on August 30, 2001. Under the terms of the first contract which matured in August 2003, the Company received a LIBOR based variable interest rate and paid a fixed interest rate of 4.24% on a notional amount of $15 million. Under the terms of the second contract which matures in February 2004, the Company receives a LIBOR based variable interest rate and pays a fixed interest rate of 4.48% on a notional amount of $15 million. The variable interest rate paid on the contracts is determined based on LIBOR on the last day of the applicable month, which is consistent with the variable rate determination on the underlying debt.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended, establishes accounting and reporting standards requiring that every derivative financial instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains and losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. Gains and losses for qualifying hedges can be deferred in accumulated other comprehensive loss and recognized in the income statement along with the related results of the hedged item. SFAS No. 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for hedge accounting treatment.

The Company has designated its interest rate swap contracts as cash flow hedges of anticipated interest payments under its variable rate line of credit agreement. Gains and losses on these swaps that are recorded in accumulated other comprehensive loss will be reclassified into net income as interest expense, net in the periods in which the related variable interest is paid. The Company expects to reclassify approximately $160,000 recorded in accumulated other comprehensive loss into net income as interest expense, net over the next fiscal year.

9. Shareholders' Equity:

In April 1998, the Company adopted a shareholder rights plan by declaring a dividend of one right for each share of Common Stock outstanding payable to shareholders of record on May 14, 1998. Each right entitles shareholders to buy one one-hundredth of a share of series A junior participating preferred stock for $50 per share. The rights may be exercised only if a person or group acquires 20% or more of the outstanding shares of common stock or announces a tender offer or exchange offer that would result in ownership of 20% or more of the common stock. The rights currently trade with the Company's common stock and may be redeemed by the Board of Directors for one cent per right until they become exercisable, and thereafter under certain circumstances. The rights expire in 2008.

The Company's Articles of Incorporation authorized 500,000 shares of no par value preferred stock, of which 200,000 shares have been reserved and designated Series A 1998 junior participating preferred stock for possible issuance under the Company's shareholder rights plan. As of September 30, 2003, no preferred shares have been issued.

On January 22, 1998, the Board of Directors approved a plan under which Steel Technologies may repurchase up to 500,000 shares of its common stock. Subsequently, the Board of Directors authorized repurchase of an additional 1,000,000 shares on September 30, 1998 and another additional 1,000,000 shares on April 30, 2000 for a total of 2,500,000 shares. Shares were purchased from time to time at prevailing prices in open market transactions, subject to market conditions, share price and other considerations. The Company has completed the program with 2,500,000 shares for an aggregate of $21,795,000 as of September 30, 2002. During fiscal 2002 and 2001, the Company repurchased approximately 677,000 and 253,000 shares of common stock for $6,592,000 and $1,392,000, respectively.

10. Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation, as the plan requires the Company to match a certain portion of the employees' contributions. Total retirement plan expense was $1,015,000 in 2003, $948,000 in 2002 and $792,000 in 2001. The Company follows the policy of funding retirement plan contributions as accrued.

11. Income Taxes:

The following table represents the components of the provision for income taxes:

	For the Years Ended September 30		
(In thousands)	2003	2002	2001
Current:			
Federal	$ 3,043	$ 7,073	$ 4,057
State, local and foreign	(218)	1,346	1,671
	2,825	8,419	5,728
Deferred:			
Federal	166	521	(154)
State, local and foreign	1,149	731	(841)
	1,315	1,252	(995)
	$ 4,140	$ 9,671	$ 4,733

Undistributed earnings of the Company's foreign subsidiaries at September 30, 2003, are considered to be indefinitely reinvested. Accordingly, the calculation of and provision for deferred taxes are not practicable. Upon distribution of those earnings in the form of dividends or otherwise, the earnings may become taxable.

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. The primary temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

	September 30	
(In thousands)	2003	2002
Deferred tax assets:		
Inventory capitalization	$ 177	$ 4
Provision for doubtful accounts	370	570
Interest rate swap	92	380
Non deductible liabilities	559	1,026
Total deferred tax assets	1,198	1,980
Deferred tax liabilities:		
Accelerated depreciation	10,113	10,631
Assets deductible for tax purposes	3,715	3,056
Undistributed earnings of unconsolidated affiliate	494	434
Other, net	550	218
Total deferred tax liabilities	14,872	14,339
Net deferred tax liabilities	$ (13,674)	$ (12,359)

A reconciliation of the provision for income taxes with amounts computed by applying the federal statutory rate to income before income taxes follows:

	For the Years Ended September 30		
	2003	2002	2001
Tax at U.S. federal statutory rate	34.0 %	35.0 %	34.2%
State and local income taxes, net of U.S. federal tax benefit	3.1	3.0	3.5
Equity in net (income) loss of unconsolidated affiliates	(2.2)	(1.8)	45.0
Revision of prior year income tax estimates and adjustment for non-recurring state income tax matter	(4.2)	(0.4)	–
Other, net	0.4	2.2	3.4
	31.1 %	38.0 %	86.1%

12. Operating Leases

The Company leases certain property and equipment from third parties under non-cancelable operating lease agreements. Rent expense under operating leases was $1,540,000, $1,671,000 and $1,736,000 for the years ended September 30, 2003, 2002 and 2001, respectively. Future minimum lease payments for non-cancelable operating leases having a remaining term in excess of one year at September 30, 2003 are as follows (in thousands):

Payments Due By Period (in thousands of dollars)	2004	2005	2006	2007	2008	After 2008	Total
Operating leases	$ 737	$ 661	$ 515	$ 430	$ 295	$ 115	$ 2,753

13. Stock Option Plans:

Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation Committee of the Company's Board of Directors. Generally, options are exercisable at the rate of 20% a year beginning one year from date of grant and expire ten years from the date of grant.

As permitted under APB 25, the Company does not recognize compensation expense related to stock options, as no stock options are granted below the market price on the date of grant (see Note 1).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended September 30, 2003 and 2001:

	2003	2001
Expected dividend yield	1.5%	1.9%
Expected stock price volatility	46.0%	46.0%
Weighted average risk-free interest rate	3.5%	5.9%
Expected life of options (years)	7.0	7.0

Notes to Consolidated Financial Statements

The fair value of options granted during 2003 and 2001 are $6.13 and $4.40 per share, respectively. There were no options granted during 2002.

The summary of the status of all of the Company's stock incentive plans as of September 30, 2003, 2002 and 2001 and changes during the years then ended is presented below:

	Shares Under Plans	Range of Option Prices Per Share	Weighted Average Exercise Price
Balance, September 30, 2000	627,500	$ 6.67 – $12.79	$ 10.71
Granted	214,000	$5.34	$ 5.34
Exercised	–	$ –	$ –
Canceled	(50,000)	$ 6.67 – $12.79	$ 9.12
Balance, September 30, 2001	791,500	$ 5.34 – $12.51	$ 9.36
Granted	–	$ –	$ –
Exercised	(135,850)	$ 5.34 – $12.00	$ 9.76
Canceled	(85,000)	$ 8.73 – $12.51	$ 11.54
Balance, September 30, 2002	570,650	$ 5.34 – $12.00	$ 8.94
Granted	195,000	$10.49 – $11.54	$ 10.72
Exercised	(150,385)	$ 5.34 – $11.63	$ 10.33
Canceled	(1,000)	$11.38	$ 11.38
Balance, September 30, 2003	614,265	$ 5.34 – $12.00	$ 9.16

The following table summarizes information about stock options outstanding and exercisable:

	September 30, 2003				
	Options Outstanding:			Options Exercisable:	
Range of Exercise Prices	Number Outstanding at 9/30/03	Weighted Average Remaining Contracted Life	Weighted Average Exercise Price	Number Exercisable at 9/30/03	Weighted Exercise Price
$ 5.34 - $ 8.00	223,600	6.74	$ 5.83	76,600	$ 6.32
$ 8.00 - $12.00	390,665	6.76	$ 11.06	191,665	$11.39
$ 5.34 - $12.00	614,265	6.75	$ 9.16	268,265	$ 9.94

At September 30, 2003, there were 91,000 shares available for granting of stock options under the Company's stock option plans. All unexercised options expire from 2004 to 2013.

14. Net Income Per Share Computations:

The following is a reconciliation of the numerator of the basic and diluted per share computations:

(In thousands, except per share results)	For the Years Ended September 30 2003	2002	2001
Net income	$ 9,152	$ 15,794	$ 764
Shares (denominator) used for diluted per share computations:			
Weighted average shares of common stock outstanding	9,748	9,762	10,267
Plus: dilutive effect of stock options	151	124	41
Adjusted weighted average shares	9,899	9,886	10,308
Shares (denominator) used for basic per share computations:			
Weighted average shares of common stock outstanding	9,748	9,762	10,267
Net income per share data:			
Basic	$ 0.94	$ 1.62	$ 0.07
Diluted	$ 0.92	$ 1.60	$ 0.07

Options to purchase 175,665 and 567,500 shares for the years ended September 30, 2003 and 2001, respectively, were excluded from the calculations above because the exercise prices of the options were greater than the average market price of the Company's stock during the periods. All outstanding options are included in the diluted earnings per share calculation above for the year ended September 30, 2002.

15. Related Party Transactions:

The Company has various transactions with Mi-Tech Steel (see Note 5).

The Company has recorded sales of $6,936,000, $4,674,000 and $3,629,000 in 2003, 2002 and 2001, respectively and has accounts receivable of $1,337,000 and $1,029,000 as of September 30, 2003 and 2002, respectively, for products sold to a company owned by certain officers and directors of the Company. The Company believes these transactions are in the best interests of the Company and the terms and conditions of these transactions are in the aggregate not materially more favorable or unfavorable to the Company than would be obtained on an arm's length basis from unaffiliated parties.

During 2002, the Company repurchased 600,000 shares of its common stock from its founding chairman for $6,000,000.

16. Impact of Recently Issued Accounting Pronouncements:

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 121 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company adopted SFAS No. 144 on October 1, 2002 and the adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs under a one-time benefit arrangement rather than an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The Company adopted the provisions of SFAS No. 146 during the quarter ended March 31, 2003 and the adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," (FIN 45). FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 requires disclosure about each guarantee even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the recognition provision of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" (FIN 46). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting right (variable interest entities, or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). The provisions of FIN 46, as amended by FASB Staff Position 46-6, "Effective Date of FIN 46," are effective immediately for VIEs created after January 31, 2003 and no later than December 31, 2003 for VIEs created before February 1, 2003. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosure in filings issued after January 31, 2003. The Company is in the process of evaluating the effect of FIN 46 and has not determined whether its adoption will have a material impact on our financial position, results of operations or cash flows.

The FASB also recently issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Standard requires that certain freestanding financial instruments be classified as liabilities, including mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The provisions of SFAS No. 150 relating to certain mandatorily redeemable noncontrolling interests, as amended by FASB Staff Position 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS No. 150," have been deferred indefinitely. The provisions of SFAS No. 150 are effective immediately for all other financial instruments. The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

Report of Independent Auditors

Board of Directors and Shareholders
Steel Technologies Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Steel Technologies Inc. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to consolidated financial statements, the Company ceased amortizing goodwill effective October 1, 2002.

PricewaterhouseCoopers LLP

Louisville, Kentucky
October 29, 2003

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks related to changes in interest rates. To manage interest rate exposures, the Company uses fixed and variable debt and interest rate swap contracts. The Company does not enter into derivative financial instrument transactions for speculative purposes.

In order to mitigate a portion of the market risk on its variable rate debt, the Company entered into two separate interest rate swap contracts with major financial institutions on August 30, 2001. Under the terms of the first contract which matured in August 2003, the Company received a LIBOR based variable interest rate and paid a fixed interest rate of 4.24% on a notional amount of $15 million. Under the terms of the second contract which matures in February 2004, the Company receives a LIBOR based variable interest rate and pays a fixed interest rate of 4.48% on a notional amount of $15 million. The variable interest rate paid on the contracts is determined based on LIBOR on the last day of the applicable month, which is consistent with the variable rate determination on the underlying debt.

The following table summarizes principal cash flows and related interest rates of the Company's long-term debt and interest rate swaps at September 30, 2003 by expected maturity dates. The weighted average interest rate of the fixed-rate debt is based on the actual average rates at September 30, 2003. The variable-rate debt is based on actual rates at September 30, 2003. The variable-rate debt consists primarily of the line of credit of which $89,000,000 is outstanding at September 30, 2003.

September 30, 2003
(In thousands, except for interest rates)

	2004	2005	Thereafter	Total	Fair Market Value
Long-term debt (fixed)	$ 5,720	$ 5,680	$ –	$ 11,400	$ 11,887
Weighted average interest rates	8.52%	8.52%			
Long-term debt (variable)	$ –	$89,000	$ –	$ 89,000	$ 89,000
Weighted average interest rates	2.88%	2.88%			
Interest rate swaps, net	$ 252	$ –	$ –	$ 252	$ 252

Foreign currency exposures arise from transactions denominated in a currency other than the Company's functional currency and from foreign denominated revenues and profits translated into U.S. dollars. The primary currency to which the company is exposed to is the peso. However, this exposure is mitigated somewhat by a large percentage of transactions denominated in the U.S. dollar. Management does not consider its exposure to exchange rate risks to be material and considers the Mexican peso a relatively stable currency. The Company does not typically manage its related foreign currency exchange rate risk through the use of financial instruments.

Directors and Officers

Bradford T. Ray, Director
Chairman of the Board & Chief Executive Officer

Michael J. Carroll, Director
President & Chief Operating Officer

Howard F. Bates, Jr., Director
Vice President – Technical Services

Joseph P. Bellino, Director
Chief Financial Officer & Treasurer

Stuart N. Ray, Director
Vice President & President, Mi-Tech Steel, Inc.

Merwin J. Ray, Director
Founding Chairman

Doug A. Bawel, Director [1, 2]
President and Chief Executive Officer Jasper Engines & Transmissions

Jimmy Dan Conner, Director [1]
Vice President, BB&T / Old Colony

Mark G. Essig, Director [1, 2]
President & Chief Executive Officer, Barjan Products, LLC

William E. Hellmann, Director
Member, Stites & Harbison, PLLC

Andrew J. Payton, Director [1,2]
Owner and President, Payton & Associates

John M. Baumann, Jr.
General Counsel & Secretary

Brad A. Goranson
Senior Vice President - Sales

L. Curtis Chase
Vice President - Purchasing

Lee F. Watkins
Vice President - Operations

Mark Calcutt
Vice President - Sales, Southeastern Region

Patrick M. Carroll
Vice President - Sales, Central Region

Thomas E. Mottier
Vice President - Sales, Midwest Region

Joseph P. Robinson
Vice President - Sales, Mid-South Region

James C. Walters, Jr.
Vice President - Engineering

1 Compensation Committee
2 Audit Committee

Corporate Information

Corporate Headquarters

www.steeltechnologies.com

National City Bank
Cleveland, Ohio

To change name, address, ownership or stock, to report a lost dividend check or lost stock certificate, to consolidate accounts, or for other inquiries, please contact National City Bank Shareholder Services directly at:

P.O. Box 92301
Cleveland, Ohio 44193-0900
800-622-6757
216-476-8508 fax

Independent Auditors
PricewaterhouseCoopers LLP
Louisville, Kentucky

Form 10-K
Information about Steel Technologies Inc., including the Form 10-K, may be obtained by writing to Mr. Joseph P. Bellino, Chief Financial Officer, at the Company's corporate office. In addition, the Company makes available free of charge through its website at www.steeltechnologies.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found under SEC Filings in the Investor Relations section of the website.

Annual Meeting
9:00 a.m. EST
January 22, 2004
Louisville Marriott East
1903 Embassy Square Boulevard
I-64 & Hurstbourne Lane
Louisville, Kentucky

Steel Technologies Inc.

15415 Shelbyville Road
Louisville, Kentucky 40245
(502) 245-2110
www.steeltechnologies.com